

Mail Stop 3720   January 4, 2007

Via U.S. Mail and Fax (52) 55-5147-1310

Jose Antonio Solbes
Chief Financial Officer
Maxcom Telecommunications, Inc.
Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

Re: **Maxcom Telecommunications, Inc.**
         Form 20-F for the year ended December 31, 2005
         Filed June 30, 2006

         File No. 333-11910

Dear Mr. Solbes

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director